Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 16 DATED SEPTEMBER 27, 2017

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the status of our offering.

Status of Our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016.

As of September 25, 2017, we have raised total gross offering proceeds of approximately $25.2 million, and had settled subscriptions in our Offering for an aggregate of approximately 2.7 million common shares, with additional subscriptions for an aggregate of approximately 50,000 common shares that have been received by the Company but not yet settled.

The Offering is expected to terminate on or before August 14, 2019, unless extended by our manager, RM Adviser, LLC, as permitted under applicable law and regulations.